Securities and Exchange Commission
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

DecisionPoint Systems, Inc.

(Exact name of registrant as specified in its charter)

Delaware	37-1644635
(State of incorporation or organization)	(IRS Employer Identification No.)

8697 Research Drive, Irvine, CA	92618
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None.

Title of Each Class	Name of Each Exchange on Which
To Be So Registered	Each Class Is to Be Registered
Not applicable	Not applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), check the following box. [X]

Securities Act registration statement file number to which this form relates: ____ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Series D Preferred Stock

Item 1.  Description of Registrant's Securities to Be Registered.

COMMON STOCK

DecisionPoint Systems, Inc. (the “Company”, “we”, “us”, or “our”) is authorized to issue 100,000,000 shares of common stock, each having a par value of $0.001. The holders of our common stock are entitled to receive dividends if and when declared by our board of directors out of funds legally available for distribution. Any such dividends may be paid in cash, property or shares of our common stock.  We have has not paid any dividends on our common stock since our inception, and it is not likely that any dividends on our common stock will be declared in the foreseeable future.  Any dividends will be subject to the discretion of our board of directors, and will depend upon, among other things, our operating and financial condition and our capital requirements and general business conditions.

Holders of common stock are entitled to one vote for each share held of record. There are no cumulative voting rights in the election of directors. With respect to any matter, other than the election of directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by Delaware General Corporate Law, the affirmative vote of the holders of a majority of the shares entitled to vote on that matter and represented in person or by proxy at a meeting of shareholders at which a majority is present shall be required to take action. Directors shall be elected by a plurality of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of shareholders at which a majority is present. Thus the holders of more than 50% of the outstanding shares of common stock can elect all of our directors if they choose to do so.

The holders of our common stock have no preemptive, subscription, conversion or redemption rights. Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to receive our assets pro rata.

PREFERRED STOCK

The Company is authorized to issue 10,000,000 shares of preferred stock, each having a par value of $0.001, of which 500,000 shares are designated as Series A Preferred Stock, 500,000 shares are designated as Series B Preferred Stock, 5,000,000 shares are designated as Series C Preferred Stock, and 4,000,000 shares are designated as Series D Preferred Stock.

Series A Preferred Stock and Series B Preferred Stock

The holders of the Series A and Series B Preferred Stock shall be entitled to receive, when, as, and if declared by the Board of Directors, dividends at an annual rate of 8% of the stated value. The stated value of the Series A Preferred is $4.00 per share and the stated value of the Series B Preferred is $3.20 per share.  Dividends shall be cumulative and shall accrue on each share of the outstanding preferred stock from the date of its issue. The holders of the Series A and Series B Preferred Stock have no voting rights except on matters affecting their rights or preferences.

Subject to the rights of the Series D Preferred Stock, upon any liquidation, dissolution or winding-up of the Company, the holders of the Series A (subject to the rights of the Series B Preferred) and Series B Preferred Stock shall be entitled to receive an amount equal to the stated value per share of $4.00 and $3.20, respectively, plus any accrued and unpaid dividends before any payments shall be made to the holders of any common stock or hereinafter issued preferred stock.  The Series A Preferred Stock has preference over the Series B Preferred Stock in liquidation.

Each share of Series A Preferred Stock is convertible, at the option of the holder, at a conversion price of $4.00 per share.  Each share of Series B Preferred Stock is convertible, at the option of the holder, at a conversion price of $3.20 per share.

Series C Preferred Stock

On December 20, 2012, all issued and outstanding shares of Series C Preferred Stock were redeemed using the proceeds generated from the sale of the Series D Preferred Stock.

Series D Preferred Stock

Pursuant to the Certificate of Designation of Series D Preferred Stock (the “Series D Certificate of Designation”), we designated 4,000,000 shares of our preferred stock as Series D Preferred Stock. The Series D Preferred Stock has a Stated Value of $10.00 per share, votes on an as-converted basis with the common stock, and is convertible, at the option of the holder, into such number of shares of our common stock equal to the number of shares of Series D Preferred Stock to be converted, multiplied by the Stated Value, divided by the Conversion Price in effect at the time of the conversion.  The initial Conversion Price is $1.00, subject to adjustment in the event of stock splits, stock dividends and similar transactions, and in the event of subsequent equity sales at a lower price per share, subject to certain exceptions. The Series D Preferred Stock entitles the holder to cumulative dividends, payable quarterly, at an annual rate of (i) 8% of the Stated Value during the three year period commencing on the date of issue, and (ii) 12% of the Stated Value commencing three years after the date of issue. We may, at our option, pay dividends in PIK Shares, in which event the applicable dividend rate will be 12% and the number of such PIK Shares issuable will be equal to the aggregate dividend payable divided by the lesser of (x) the then effective Conversion Price or (y) the average volume weighted average price of the Company’s common stock for the five prior consecutive trading days.

Upon any liquidation, dissolution or winding-up of our Company, holders of Series D Preferred Stock will be entitled to receive, for each share of Series D Preferred Stock, an amount equal to the Stated Value of $10.00 per share plus any accrued but unpaid dividends thereon before any distribution or payment may be made to the holders of any common stock, Series A Preferred Stock, Series B Preferred Stock, or subsequently issued preferred stock.

In addition, commencing on the trading day on which the closing price of the common stock is greater than $2.00 for thirty consecutive trading days with a minimum average daily trading volume of at least 5,000 shares for such period, and at any time thereafter, we may, in our sole discretion, effect the conversion of all of the outstanding shares of Series D Preferred Stock to common stock (subject to the condition that, all of the shares issuable upon such conversion may be re-sold without limitation under an effective registration statement or pursuant to Rule 144 under the Securities Act.

Item 2.  Exhibits.

Exhibit Number	Description of Document

3.1	Certificate of Incorporation (incorporated by reference to the Current Report on Form 8-K filed by the Company on June 21, 2011.)

3.2	Certificate of Designation of Series A Preferred Stock (incorporated by reference to the Annual Report on Form 10-K filed by the Company on March 30, 2012.)

3.3	Amendment No. 1 to Certificate of Designation of Series A Preferred Stock (incorporated by reference to the Current Report on Form 8-K filed by the Company on December 26, 2012.)

3.4	Certificate of Designation of Series B Preferred Stock (incorporated by reference to the Annual Report on Form 10-K filed by the Company on March 30, 2012.)

3.5	Amendment No. 1 to Certificate of Designation of Series B Preferred Stock (incorporated by reference to the Current Report on Form 8-K filed by the Company on December 26, 2012.)

3.6	Certificate of Designation of Series C Preferred Stock (incorporated by reference to the Current Report on Form 8-K filed by the Company on July 7, 2011.)

3.7	Amendment No. 1 to Certificate of Designation of Series C Preferred Stock (incorporated by reference to the Current Report on Form 8-K filed by the Company on October 10, 2012.)

3.8	Amendment No. 2 to Certificate of Designation of Series C Preferred Stock (incorporated by reference to the Current Report on Form 8-K filed by the Company on November 21, 2012.)

3.9	Certificate of Designation of Series D Preferred Stock (incorporated by reference to the Current Report on Form 8-K filed by the Company on December 26, 2012.)

3.10	Bylaws (incorporated by reference to the Annual Report on Form 10-K filed by the Company on March 30, 2012.)

SIGNATURE

Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: February 27, 2013	DecisionPoint Systems, Inc.

By: Nicholas R. Toms
Nicholas R. TomsChief Executive Officer

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